Filed by Synovus Financial Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Synovus Financial Corp.
Commission File No.: 001-10312
Date: October 16, 2025

[The following transcript of the third quarter 2025 earnings call of Synovus Financial Corp. (“Synovus”) was made available by Synovus on October 16, 2025.]

Synovus FQ3 2025 Earnings Call Transcripts
October 16, 2025
8:30am ET

Operator

Good morning, and welcome to the Synovus Third Quarter 2025 Earnings Call.

The call today will be limited to approximately 1 hour. Please note this event is being recorded.

I will now turn the call over to Jennifer Demba, Senior Director, Investor Relations. Please go ahead.

Jennifer Haskew Demba
Director of Investor Relations

Thank you, and good morning. During today’s call, we will reference the slides and press release that are available within the Investor Relations section of our website, synovus.com. Chairman, CEO and President, Kevin Blair will begin the call. He will be followed by Jamie Gregory, Executive Vice President and Chief Financial Officer, and they will be available to answer your questions at the end of the call.

Our comments include forward-looking statements. These statements are subject to risks and uncertainties, and the actual results could vary materially. We list these factors that might cause results to differ materially in our press release and in our SEC filings, which are available on our website.

We do not assume any obligation to update any forward-looking statements because of new information, early developments or otherwise, except as may be required by law. During the call, we will reference non-GAAP financial measures related to the company’s performance. You may see the reconciliation of these measures in the appendix to our presentation. And now Kevin Blair will provide an overview of the quarter.

Kevin S. Blair
CEO, President & Chairman

Thank you, Jennifer. Synovus reported strong third quarter 2025 GAAP earnings per share of $1.33 and adjusted earnings per share of $1.46, up 19% year-over-year. Adjusted PPNR growth was also quite healthy, up 5% sequentially and 12% from the third quarter 2024. Our year-over-year earnings growth was primarily attributable to net interest margin expansion, healthy noninterest revenue growth and lower provision for credit losses.

On a linked quarter basis, our net interest margin further expanded, wealth revenue and capital markets income both increased at a strong pace. Net charge-offs remained low and capital ratios moved higher. We also demonstrated continued hiring momentum with 25 new revenue producers added during the third quarter for a total of 74 year-to-date.

While some anticipated that the merger announcement might distract from our near-term performance, our results this quarter tell a different story. We delivered continued strength in loan production, sustained momentum in fee income generation and grew our team member count by 43 this quarter, all clear indicators of our focus, discipline and resilience. We feel highly confident that this [indiscernible] momentum should continue in the final quarter of the year as we prepare to close out the merger with Pinnacle Financial Partners.

We continue to expect our pending merger with Pinnacle to close in first quarter 2026. This strategically and financially compelling partnership should create the fast growing most dynamic regional bank in the country. Since the transaction announcement on July 24, we have engaged extensively with team members and clients in order to ensure a smooth transition and maintain momentum during the integration process.

The Pinnacle and Synovus teams have been working diligently over the past few months. As a result, there have been significant tangible progress demonstrated in our merger integration efforts. The entire leadership team has been finalized and communicated and all headcount-related decisions and employee communication should be complete in the fourth quarter. We have communicated retention packages for key employees at both Pinnacle and Synovus. There have been significant technology and process-oriented decisions made as well, which will further reduce uncertainty for our teams as we move forward in the combination.

Our integration management offices, which were established in late August are working together diligently to complete the required work streams that are needed before and after the closing of the transaction, including our LFI readiness. The merger-related financial assumptions we communicated in July are unchanged, but we now expect the company’s pro forma CET1 ratio to be approximately 10.1% at the closing of the merger as a result of a more favorable rate environment and the strong third quarter capital generation. We plan to issue 2026 pro forma company guidance after the merger closes early next year.

Now I will turn it over to Jamie, who will review our third quarter results in greater detail. Jamie?

Andrew Jamie Gregory
Executive VP & CFO

Thank you, Kevin. Excluding merger-related expenses, Synovus generated positive operating leverage in the third quarter. Adjusted revenue increased 9% year-over-year, while adjusted noninterest expense rose 6%. On a linked-quarter basis, adjusted revenue increased 4%, while adjusted noninterest expense increased 3%. Net interest margin expansion drove 3% linked quarter and 8% year-over-year net interest income growth.

On a sequential basis, the NIM increased 4 basis points to 3.41% as higher loan yields, hedge maturities and fixed rate asset repricing more than offset higher cash balances. On a linked-quarter basis, average loans increased 1%, while period-end loans rose 0.5%. Our high-growth verticals, particularly specialty lending, continue to drive loan growth, while institutional commercial real estate lending was also a strong contributor.

Loan production jumped 43% year-over-year, but the primary headwinds to our period-end loan growth were lower corporate and investment banking utilization and higher payoffs as a result of strong institutional capital markets activity. While lower CIB utilization and payoffs were a headwind to third quarter loan growth, overall CIB loan commitments increased at a healthy pace.

Period-end core deposits declined $231 million or 1% from the second quarter, largely as a result of a strategic $370 million decline in public funds. Growth in time deposits and interest-bearing demand deposits was more than offset by a decline in money market and noninterest-bearing deposits. Our average cost of deposits was relatively flat at 2.23% in the third quarter.

Synovus continues to grow noninterest revenue at a healthy pace. Adjusted noninterest revenue was $136 million, which increased 4% sequentially and jumped 12% year-over-year. Linked quarter growth was driven by a 4% increase in wealth revenue, largely from brokerage and trust fees and an 8% increase in capital markets income, primarily from client derivative and arranger fees.

On a year-over-year basis, growth was very broad-based. We produced 11% growth in core banking fees, 5% growth in wealth revenue and a 36% increase in capital markets income, primarily from client derivative and arranger fees. We remain disciplined with noninterest expense control. Adjusted noninterest expense rose 3% on a linked-quarter basis and increased 6% year-over-year. There is $24 million of nonrecurring expense related to our pending merger with Pinnacle, mostly for professional fees related to accounting, investment banking, consulting and legal services.

Sequential growth was driven by higher employment expenses, primarily as a result of an additional business day, incentive accruals and technology-related spend. Year-over-year noninterest expense growth was largely attributable to higher employment expense and technology spend. These expenses were partially offset by lower operational losses as fraud-related costs continue to be well managed.

Credit trends remained very healthy in the third quarter. Net charge-offs were $15 million or 14 basis points, while nonperforming assets improved to 0.53% of total loans and real estate owned, down from 0.59% in the second quarter. The allowance for credit losses ended the third quarter at 1.19% compared to 1.18% in June. Finally, the capital position remained strong in the third quarter with the preliminary common equity Tier 1 ratio at 11.24% and preliminary total risk-based capital now at 14.07%. This is the highest CET1 ratio in Synovus’ history.

I’ll now turn it back to Kevin to discuss our 2025 guidance.

Kevin S. Blair
CEO, President & Chairman

Thank you, Jamie. Period-end loan growth for the year is expected to be approximately 4.5% with broad-based growth expected in the fourth quarter. The majority of the 2025 loan growth is from our high-growth verticals and while we are beginning to see momentum in additional asset classes such as CRE, community banking and senior housing that have been headwinds to growth in recent years. On the deposit front, we project core deposit growth of approximately 0.5 percentage point for the year.

In 2025, we have reduced promotional CD pricing, which has resulted in lower CD retention. In addition, we have experienced lower augmentation in public funds balances year-to-date, which has been offset in the P&L by better-than-expected deposit betas, which has driven an expanding margin. The fourth quarter is typically our strongest for growth and should be led by a continuing focus on core deposit production across our business lines, normal seasonal benefits and investments in deposit specialties.

Our adjusted 2025 revenue growth outlook is 6.5%. And our interest rate sensitivity profile is now modestly sensitive to the front end of the curve as we prepare our balance sheet for the pending merger. During an easing cycle, the margin should still exhibit short-term pressure due to the timing lag between loan and deposit repricing, assuming 225 basis point Fed funds cuts in October and December and a relatively stable 10-year treasury yield, we believe that the net interest margin should be under some pressure in the fourth quarter. We anticipate adjusted noninterest revenue of $515 million to $520 million this year. Execution remains solid in our core fee income categories, and we expect relative stability in the lines of business in the fourth quarter.

Adjusted noninterest expense growth should be 2.5% in 2025. We will continue to be very balanced and disciplined in our core expense management. And as always, we will continue to invest in areas that support long-term growth. The credit loss environment remains favorable. We estimate that net charge-offs should be between 15 and 20 basis points in the fourth quarter compared to 17 basis points in the first 9 months of 2025. We -- on the capital front, we are expecting a CET1 ratio of approximately 11.35% at year-end 2025 with the priority on capital deployment continuing to be loan growth and capital needs related to the merger.

Finally, the effective tax rate was 20% in the third quarter and should be approximately 21% for the full year 2025. In summary, our team delivered strong third quarter financial performance, and we are entering the fourth quarter with confidence and momentum. Our leadership team has consistently delivered on the core principles that underpin financial strength, driving ongoing transformation into a high-performing client-focused and fiercely competitive organization. With our strategic combination with Pinnacle, this momentum will surge. Now that our new leadership team is firmly in place, the acceleration of talent acquisition has commenced, which will drive incremental growth in 2026 and beyond.

Moreover, our proactive and detailed merger integration efforts with the Pinnacle team are progressing with precision, ensuring we are fully prepared for a successful close in the first quarter of and then turn our attention to systems conversion in the first quarter of 2017. We have made great progress in aligning processes, operating models and cultures with robust fundamentals and a bold, clearly defined strategic path we are exceptionally well positioned to transition to the Pinnacle operating model, 1 that is designed to drive top quartile growth in revenue, earnings per share and tangible book value. While there is still much work ahead, each day I grow more convinced and convicted of the extraordinary potential and the power of our new franchise.

And with that, operator, we’ll now open the call for questions.

Jennifer Haskew Demba
Director of Investor Relations
We can go the questions.

Operator

Our first question for today comes from Catherine Mealor of KBW.

Catherine Fitzhugh Summerson Mealor
Keefe, Bruyette, & Woods, Inc., Research Division

Let’s just start maybe with the capital, nice to see the capital build and now you’re starting capital with a higher level coming into next year post merger. Curious your thoughts on how quickly you think you’ll be able to start buying back stock after the merger closes?

Andrew Jamie Gregory
Executive VP & CFO

Thanks, Catherine. We haven’t given capital target post close yet but I’ll give you a little bit of context. So we expect to close with 10.1% headlines to CET1. That’s 9.9%, including AOCI. When you look at category 4 banks is right at the second highest of CET1, including ACI of the Cat 4 banks. And so we think those are pretty strong levels. Now it remains our intent to build capital in the early quarters post close, but we think we’re starting from a very strong point.

When you look at capital generation through earnings, what I would point to is that the earnings power of this institution is so strong that before you consider risk-weighted asset growth we believe we will generate 35 to 40 basis points of common equity Tier 1 each quarter. And that strength in capital generation gives us a lot of flexibility in how we deploy it. Obviously, our goal is to deploy it to clients. We want to grow this bank. We want to go out there and take market share in the Southeast. If you look at what Pinnacle has done for decades, what we’ve been doing, we believe we have the right to win, and we will do that. And so that’s priority 1.

But there is a lot of capital generated through earnings that we will be balanced. And so in the early quarters, you should expect to see a little bit of capital accretion. But beyond that, we’ll be looking at the economy, the economic outlook, the loan growth outlook and deciding what to do.

Catherine Fitzhugh Summerson Mealor
Keefe, Bruyette, & Woods, Inc., Research Division

Okay. That’s great. And then a follow-up is just on deposits. And I know, Kevin, you talked a little bit or is typically your strongest and so we should see better deposit growth into next quarter. But I was just curious if you could just give us a little bit more color on some of the trends that you saw this quarter. I know public funds drove some of that decline. But what kind of gives you comfort that we’ll see better core deposit growth going into the fourth quarter, maybe what trends you’re seeing underneath the surface there?

Kevin S. Blair
CEO, President & Chairman
Yes. Catherine, it’s a great question. And to your point, when we look at deposits, you got to look at all the factors. We produced about $2.6 billion in new deposit production this quarter. It was actually up 18% versus the second quarter. So we saw good momentum there. as you noted, the majority of the declines or just the seasonality around the public funds. And we generally see a 20% increase from September to November in that category. So we know that will come back in. But we’re pleased with the level of production we saw in CDs. We grew money market and noninterest-bearing or interest-bearing checking this quarter.

So if we keep the production levels higher, -- what we saw on DDA, you saw on a period-end basis, it was down but on averages, it was flat. And we think that will continue. I think that’s the third quarter in a row that we’ve seen average balances in DDA roughly flat. So with production staying strong with not seeing a lot of diminishment in average accounts, average balance per account declining plus the seasonality coming in with public funds and some other deposits, we’re pretty confident that the fourth quarter is going to be very strong.

Operator

Our next question comes from Jared Shaw of Barclays.

Jared David Wesley Shaw
Barclays Bank PLC, Research Division

Just maybe looking at the hiring pace, you called out being able to add 43 people this quarter and then talked about accelerating talent acquisition as we go forward. What’s sort of been the tone of conversations with people that are looking to come to the bank? And what should we expect sort of from the Synovus side of a hiring trend maybe beyond -- after this quarter going into fourth quarter and first quarter?

Kevin S. Blair
CEO, President & Chairman

Jared, I would categorize the environment as general excitement. And I would start with our own internal team members because as Pinnacle has shown, and I think we’ve shown as well, the ability to hire bankers starts with the people you have inside the 4 walls of your company, those that can serve as a testament on this being a great company to work for. And so as you can imagine, after the announcement in July, there was some concerns and some of our team members want to understand the order structure the new comp. And we obviously, as we shared, gave some retention dollars out to our high performers but ultimately, once we got our team members comfortable with moving forward and actually excited about the combination, it’s easier to go and then talk to those individuals who are prospects to join our company.

When they look at the combined company and see that both companies pride themselves on customer service and making sure that we remove any of the red tape that generally comes into play with folks trying to fully manage their relationships and build positive client relationships. When they see that we’re able to do that on a larger scale and have more products and capabilities I think it leads to people wanting to join the company.

Ultimately, I think it comes down to execution but people are generally buying into the fact that this combined organization will be bigger, but also better.

Jared David Wesley Shaw
Barclays Bank PLC, Research Division

Okay. Okay. And then maybe shifting just a little bit on credit. You had pretty good trends in both reduction of nonperformers as well as reduction in classified. What’s driving that? Is that improvement in the underlying individual credits? Or is it more that those weaker credits are being able to be moved off the books? And what should we be thinking about sort of as credit trends continuing to season from here?

Anne Fortner
Executive VP & Chief Credit Officer

Yes. Jared, it’s Ann. So thinking about our nonperforming trends. What we saw was really the latter point that you made, we did have about $30 million of NPL outflows that were related to our C&I portfolio. And that was a combination of various pay-offs as well as pay downs on those loans. And so we were encouraged by just the diversity of that activity in the C&I portfolio. And then the other impact came out of the foreclosure of our Atlanta office nonperforming loans, as you’ve heard us talk about previously. And so that’s why you’ll see the disparity and NPLs versus NPAs for the first time in this quarter that you haven’t seen in a while. So we did take that property into OREO, and we are working with the tenants today. and coming to a long-term resolution.

Kevin S. Blair
CEO, President & Chairman

And Jared, just to put a bow on that, to your point, I know there are a lot of credit questions that have made been cropping up in the last week. This is our lowest net charge-off quarter in almost 3 years. Our criticized and classified ratios are the lowest they’ve been in 2 years. It was the third successive quarter of only having $25 million of inflows into NPL. So not only is it a positive trend I think we have some stability in these levels. And as we shared in the guidance, we expect charge-offs to remain relatively stable.

Operator

Our next question comes from Jon Arfstrom of RBC Capital Markets.

Jon Glenn Arfstrom
RBC Capital Markets, Research Division

Kevin, 1 for you. One for you, more, I guess, qualitative, what kind of external and internal, I guess, call it, critical feedback are you receiving today compared to maybe what you were hearing 3 months ago? I know it was pretty difficult when the deal was announced. But can you talk a little bit about how that’s progressed and kind of what you’re focused on and what you’re hearing internally and externally today that might still a little bit critical of the deal.

Kevin S. Blair
CEO, President & Chairman

Maybe, John, the way I’d answer that. Let me give you the -- maybe the 5 reasons I made the comment that I’m more convinced and convicted today than I was 90 days ago. And this is maybe the questions we’re getting and the responses I’m getting back is, number one, we’ve had 90 days to build a deeper familiarity with both sides leadership teams. And as we’ve gone through the due diligence on this, obviously, we didn’t get to meet the broader teams on both sides. We’ve had 90 days to do that. We’re building strong relationships with both executive teams. We’re reinforcing culture alignment and starting to define what our strategic priorities are.

Secondly, we’re making progress on key decisions. We put that in the deck, whether it’s talent, we made another press release last night of our geographic banking and LOB org structures. We’re also making decisions around technology. Those decisions are well defined. They’re coming early in the process. So with removing uncertainty from many of our team members and associates.

Number three, you’ve seen retention and excitement within the key talent as the earlier question was asked. Both organizations have retained their critical talent. We believe engagement levels are very high. Terry shared with me on his side that they did a whole survey with their VOT and it was actually higher than it was the prior quarter. I think both teams are energized about the opportunities ahead.

And on our side, our team is excited about the new model, the autonomy, the ability to grow. We’ve selected the best of best from both sides benefits of both sides products and capabilities. And so there’s a general excitement about what’s to come.

The fourth thing is just revenue growth and synergy cases have been cemented. So we’ve started to dig in more to the revenue synergies. As you know, we didn’t put anything in the model a lot of opportunity there, not just on hold limits, but on sharing the specialties that both sides have built with very little overlap. Jamie and his team have worked with Harold to make sure that the [indiscernible] cost synergies are aligned with our priorities and realistic and they are. And so that’s super important.

And then the last thing I would tell you is we are continuing to make progress on the regulatory application process that everything the discussions have been very constructive. And I think it just reinforces the confidence that we have and our teams in building out a risk management organization that can fully meet the expectations of a category for institution. And so those are the questions we’re getting, and that’s what gives me a great deal of comfort and excitement as to the future.

Jon Glenn Arfstrom
RBC Capital Markets, Research Division

Yes. Okay. That’s helpful. I appreciate that. And then, Jamie, one for you, also a bigger picture. I heard the comments earlier on the accretion math being unchanged other than the capital comment. But as you dig in a little bit more, is there anything that you think could be maybe too conservative or too aggressive in the initial projections -- or is it just too early to tell, Kevin referenced the revenue synergies, but anything where you’re leaning 1 way or the other?

Andrew Jamie Gregory
Executive VP & CFO

Well, we do feel good about the opportunity for the revenue synergies. I mean, there are a lot of different areas where Pinnacle complements Synovus, Synovus complements Pinnacle, we’re pretty excited about those. And obviously, they’re not in the model. But the other thing I would say is that the model was predicated on consensus in July. It was consensus for Synovus, as consensus for Pinnacle. And I think as you know us well, we try to outperform in all scenarios. And I think if you talked to Terry or Kevin in July, excluding this merger conversation, both of them would say, we see those outlooks 2 years forward, and we expect to outperform. I mean that’s just inherent in both of these banks.

And so I think what you’ll see from us as we move forward is that’s what. You see these decisions being made so quickly. You see the people decisions, the systems decisions, we’re leaning in to make sure that we hit the ground running on day 1, and we feel really good about our position. So we’re trying to minimize any uncertainty, minimize any lag and be ready for day 1 so that we can really hit the ground running here in the Southeast.

Operator

Our next question comes from Bernard Gizycki of Deutsche Bank.

Bernard Von Gizycki
Deutsche Bank AG, Research Division

Just on hiring, so I think you added low-teen hires in the first half of the year and thought you were looking to do similar in the second half. And you noted adding to ‘25 revenue producers during the quarter. So the combined deal is a catalyst for you to add these incremental hires but it seems like you already started earlier than expected. So could you just provide a bit more color on what areas the hires are in and how we should be viewing the accelerated hiring going into deal close?

Kevin S. Blair
CEO, President & Chairman

Yes. So kind of a new definition, Bernie, on this quarter. We adopted the revenue producer definition that Pinnacle uses, and that’s where the 25% comes from. Our initial recommendations where we were talking about adding 45 revenue producers in 2025 were specifically related to commercial middle market, specialty and private wealth banking. This new definition is expanded, which would include some additional roles. So those are kind of apples and oranges.

So I would just reference back to the slide that we put out about a month ago that said each year on commercial, private wealth and our specialty businesses, we were targeting adding 45 FTE. Next year, we will increase that number by another $35 million, which will push us up to $80 million. And then thereafter, depending on our success there, we put 35 plus. So just think 80-plus in 2027. That’s the goal. As I mentioned, our teams are in place and those individuals are already beginning the process and running the process that Pinnacle runs for identifying and starting to attract top talent from around the footprint, not only in the geographic banking space but also in specialty.

And again, I’m quite pleased with the leadership team we have. I’m quite pleased on where we are in the org structures. And I think it’s going to allow them to begin we’re starting to make some of those hires.

Bernard Von Gizycki
Deutsche Bank AG, Research Division
Okay. I appreciate that color. And then maybe just staying on the theme, obviously, the pro forma bank, the growth profile -- when we think about legacy Pinnacle hiring over 600 of these revenue producers over the past 5 years, you expect the pro forma bank to hire nearly 500 of these producers over the next 2 years. So the legacy Pinnacle pipeline for those hires were expected to bring in its total about $19 billion of assets. And from here, it’s probably another $9 billion or so. Just what are your expectations for the ramp-up in asset and deposit gathering from your accelerated hiring plans? And any timing you can provide on that?

Kevin S. Blair
CEO, President & Chairman

I mean it’s going to ramp up. I mean look, if you just go and look at the 2 consensus numbers and just look at what ‘26 and ‘27 would have meant Pinnacle would be at that high single-digit, low double-digit number and Synovus would have been mid-single digit. And so on aggregate, it would say that we’re about 6 percentage points in growth in ‘26 and ‘27. What you’ll see should be higher than that as some of those new hires start to come on board. And then compounding that into 2017, it should be higher than that. And then by year 3, I think we would achieve some level of parity as it relates to growth. And our goal was to have that growth be in that high single-digit area.

Operator

Our next question comes from Michael Rose of Raymond James.

Michael Edward Rose
Raymond James & Associates, Inc., Research Division

Maybe for Jamie. Just as we look at the pay downs this quarter, was there any kind of acceleration there? And then assuming we could kind of realize the forward curve this quarter and into 2026, do you expect any moderation in that level of paydowns, I think we’ve generally seen pretty good loan production this quarter but I think the net numbers have disappointed a little bit just given the elevated paydowns. We’ve had some other banks in the South Asia comment that they wouldn’t expect paydowns to decelerate at all they, in fact, potentially increase. So you’re going to have to run higher, a little bit harder, but clearly, you guys are hiring at a pretty robust pace that’s expected to continue over the next few years as it was just a prevision. So just wanted to get a sense for production versus payoff trends as we think about the forward curve and potentially on a stand-alone basis, what growth could look like next year?

Andrew Jamie Gregory
Executive VP & CFO

Yes, Michael, it’s a great question. The -- as we look at payoffs and paydowns would have been elevated and that’s been what’s been slowing us down on overall loan growth. It’s hard to predict exactly what will happen there. I mean we would expect probably to see a little bit of moderation there, but we would have said that before, too, I believe, -- but I think the real message here for us is the production. I mean you look at the production this quarter and last quarter in a lot of our key businesses, and it’s a real positive trend. I mean, if you look at the wholesale bank, we’re really at peak levels.

I mean, up 70% from a year ago. Year-to-date numbers up about 100% from prior year. Commercial banking production year-to- date is up 19% versus prior year. And then we look forward for the fourth quarter, pipelines are up 14% quarter-over-quarter. So we see a lot of tailwinds and momentum as far as the team, which is great to see. I mean, Kevin, just walked through everything we’re going through, making these decisions on the merger but the team is focused on our clients, and we’re delivering. And so we expect continued strength in production, and hopefully, that leads to accelerated growth.

Michael Edward Rose
Raymond James & Associates, Inc., Research Division

Very helpful. And then maybe just 1 more for me for Kevin. Pretty robust expected hiring numbers from the combined companies as we move forward. But it seems like every bank in the Southeast is in higher lenders. Can you just talk about the competitive aspect and hiring that new people over the next couple of years? And what impact competition could have in kind of meeting those goals.

I think there’s just some concern out there that the -- obviously, the 2 hiring models are a little bit different. I know you guys are emerging. I know there’s the base versus bonus consideration there. But as competition kind of heats up for talent, I think there might be a little bit of skepticism that you guys can actually hit those numbers or what the cost would be. Can you kind of step back and address that broadly.

Kevin S. Blair
CEO, President & Chairman

Yes, Michael, it’s a fair point. You listen to other banks, and there’s 1 strategy. Everybody was going to go out and hire more people. I would just look back at the history of Pinnacle and their ability to continuously do this. And their model is 1 where they hire individuals from organizations and then they ask those individuals to list up other folks that work there. that are of the same quality and they’re able to bring over those individuals and teams, not in onesie-twosie hires. And that’s the big difference that we’ll make as we enter into that hiring strategy is trying to get teams of individuals versus onesie-twosies.

What gives me great confidence, number one, is, again, the track record that Pinnacle has exhibited. And that includes the comp structure that you referenced, where it’s larger base, less variable comp and also tied to the top of the house. Number two, what we know, the #1 factor that people are moving in compensation. They want a platform where they can fully serve their clients without having a bunch of bureaucracy. What we are both building is a stronger company that offers that to any prospective team member. We’ll have bigger balance sheet. We’ll have better product capabilities and we’ll still provide them with an environment that tries to remove all the bureaucracy and red tape that will allow them to do what they’re doing. That’s the big difference. And that’s why the people that both banks have been able to hire are generally coming from the larger banks that are looking for that environment.

And that will not change. Will there be a greater competition. I’m not sure. But as long as we offer those value propositions, I think it’s going to continue to provide a gateway for people to want to join our company.

Operator

Our next question comes from Gary Tenner of D.A. Davidson.

Gary Peter Tenner
D.A. Davidson & Co., Research Division

Jamie, you kind of address part of my question with the comment about the pipeline being up 14% quarter-over-quarter. But just to dig in a little more on the kind of the fourth quarter growth outlook. I mean it to get to that kind of 4.5% number for the year, it puts you somewhere around 6.5%, maybe a little better than that in the fourth quarter. So how much of that assumes a normalization of payoffs closer to the second quarter level, which I think was $1.2 billion versus $1.8 billion this quarter.

Andrew Jamie Gregory
Executive VP & CFO

Gary, it’s a good question. And in our model, we have elevated production levels. We have strength in the fourth quarter, and we have payoffs remaining elevated but not quite at the level of the third quarter. And so we pin that all net 1% to 2% loan growth, as you said, and we think that, that will come through with our core businesses. I mean, the trims have kind of bounced around a little bit over the last couple of quarters. In the third quarter, we saw a lot of strength in our commercial real estate book, diverse kind of term lending, which is a great positive. But then you see the strength in the pipelines in C&I in the fourth quarter. So it’s a diverse strategy but we feel good about our expectations for this quarter.

Gary Peter Tenner
D.A. Davidson & Co., Research Division

Okay. And maybe just a follow-up in terms of the pipeline build over the last quarter. just as a sense of how much of that is kind of ongoing increased comfort by your customers as it relates to the economy and tariffs, et cetera, versus other growth dynamics. I get kind of a tough question, I guess, but how much of it is just increased comfort generally in terms of the underlying economic backdrop?

Kevin S. Blair
CEO, President & Chairman

Yes, I’ll take that. I don’t know that we can go through our pipeline and designate the purpose or the reasoning behind a new capital opportunity. But I always like to go back to our quarterly client survey. And what was interesting for me this quarter, given, again, another quarter of geopolitical risk and more talks around tariffs. Generally, our clients feel better today than they felt entering the year. And I say that because 1 of the questions we ask our clients was, are your expectations for the next 12 months greater, the same or less than it was as we entered 2025. And ironically, of our folks said that they expected it to be worse, while 40% expected to be better and 40% thought it would be about the same. So I would submit to you, generally, people are more optimistic. And that coincides with some of the other data points that we look at. We also asked what your business activity is going to look like for the next 12 months, 37% felt they would be the same. 42% of our clients expected business activity to increase. So -- maybe that’s partly because we’re in the Southeast that we’re continuing to see a constructive environment. The 1 caveat that I would say that came out of the survey that was maybe concerning is that many people continue to see the raw input prices increase. And we saw 46% of our clients that input prices were increasing, but only about 22% could push those increased prices out to their end user.

And so I think what we are hearing and seeing is that you’ll see some margin compression. But I don’t think that will take capital demand off the table. I think people generally feel constructive. We also have an environment now where people generally think interest rates will decline. And I think that has been correlated to line utilization and a little bit of growth that may stimulate the economy. So I would submit you this quarter is consistent with last quarter. People are generally optimistic. I don’t think there’s anything in our pipeline that suddenly, the dam is broken and people are pulling things out of the pipeline or conversely putting things in, I think it’s just normal growth, but people are more optimistic than they are pessimistic.

Operator

Our next question comes from Kathy Haire of Autonomous Research.

Kathy Haire

Question on the pro forma balance sheet. You guys obviously have a few months here to look at the combined entity. In prior MOEs, we’ve seen management teams there like maybe we don’t need this loan portfolio and sort of make tweaks on the balance sheet. I’m just wondering if you guys have upon further review, seeing some things on the pro forma balance sheet that you might not like or might want to divest or just small tweaks for the overall balance sheet.

Andrew Jamie Gregory
Executive VP & CFO

Kathy, we have not -- we continue -- as we dive into these balance sheets, they really fit well together. We think that the mix of C&I and CRE with a little bit of consumer, we think that it all fits well. There’s nothing that we would expect to divest. There’s nothing that we, at this point, think that we will restrain or hold back, we think that we’re well positioned for the next few years here in the Southeast to drive client growth. The only thing I would say is our stance still holds that we will, like as you head into a crossing $100 billion, there will be liquidity considerations but we still believe that the debt issuances that we within our merged model those make sense. Obviously, we will assess those as we go through the next few years. But that’s really the only balance sheet change would be on the liquidity side. It would be kind of measured pace of debt issuances over time as we kind of look at loan and deposit growth and then potentially a little bit of remixing of the securities portfolio as you think about LCR.

Kathy Haire

Okay. Great. And then, Jamie, just 1 more follow-up for you on the merger math. So the rate marks within Synovus, you guys have just under $900 million. That’s amortized across 10 years, which seems a little long. I think the average term in the Synovus loan book is 3 or 4 years. Just why so conservative? And shouldn’t that come in -- shouldn’t those rate marks come in a little bit faster?

Andrew Jamie Gregory
Executive VP & CFO

Yes. We have different amortization periods for different parts of the rate mark. If you look at the AOCI, it’s an 8-year if it’s -- how the maturity is 15 years, it’s the loan portfolio, it’s 10-year -- so we try to be as appropriate as possible and how we looked at those. And then, I guess, on the loan portfolio, it’s some of the year’s digits so it will be a little bit front loaded. -- on that. And so we feel like those rate marks are -- remain appropriate. We think that, that’s a good indication of how they will come through. Yes. I guess that’s all I’ll say about that.

Operator

Our next question comes from Anthony Elian from JPMorgan.

Anthony Albert Elian
JPMorgan Chase & Co, Research Division
On loan growth, you called out production was about $2 billion for a second straight quarter. And I’m wondering if you can give us more color on any specific areas or drivers of that and that has driven the strong production levels? And how sustainable do you think that level is?

Kevin S. Blair
CEO, President & Chairman

Yes. Tony, it’s really it’s not any specific area that’s driving the growth. I mean, when I look at our areas -- and I look at the production by group. We saw strong production in middle market banking this quarter. We saw strong production in our specialty lending area, CIB stayed on par, a little over $100 million. Senior housing had a really strong month in production. CRE has picked up. We had about $500 million of production this quarter, a lot of retail, that was up about 40% quarter-on-quarter.

And so what gives me confidence is that when I look down at all of our sub lines of business, I don’t see big buckets driving the production and as Jamie mentioned earlier, as we look into the fourth quarter, we think a lot of these areas will just continue to produce at similar levels. And as he referenced, pipelines are up about 14%, and that’s really across a lot of these businesses.

So there’s not any 1 area. We’re seeing it in both C&I and CRE. I would mention that CRE even at $500 million is far below where it would’ve been years ago when rates and cap rates were at a different level. I think as rates come down, we could see that number build exponentially. But across the board, a lot of C&I contributors, and I think that will continue for the foreseeable future.

Anthony Albert Elian
JPMorgan Chase & Co, Research Division
And then on capital markets income, another good quarter in that line item. I’m wondering if you think, especially with the outlook for lower rates, that line item can be sustained at the level you saw or if it can even pick up from here?

Kevin S. Blair
CEO, President & Chairman

Absolutely, Tony. When you think about $14 million, about 40% of that revenue came from derivatives. And I think as rates move, you’re going to still see people wanting to lock in fixed rates, especially as rates come lower. So as production remains elevated and continues to grow, you’ll continue to see the derivative income come in. This quarter, we saw about 40% of the revenue from syndication and lead arranger fees. That was a record quarter for Synovus.

And I will remind everyone, we really only entered this business several years ago, where we’re leading deals participating now to others. And so I think, again, as we continue to grow our businesses, produce larger loans, you’re going to see that revenue pick up. About 10% was debt capital markets, that’s something that several years ago, we wanted to make sure that if we’re providing capital to some of these larger borrowers, we want to make sure that we’re getting a piece of some of those debt fees, and we continue to get those numbers. And again, as we go up market, we continue to grow our book, we’ll see those come in.

The other businesses like FX and small business sales and the small business administration loans, I think those are 2 businesses we plan to grow as well. So when I look at all the categories, I would not say that this quarter was episodic. I would tell you that the momentum continues to build. And as we join Pinnacle, I think there’ll be some opportunities to share some of the things we’re doing on the Pinnacle side and vice versa.

Operator

Our next question comes from Christopher Marinac of Janney Monomer.

Christopher William Marinac
Janney Montgomery Scott LLC, Research Division

Kevin and Jamie, can you tell us a little bit more about your loans to private equity funds and other intermediaries. Is there a deposit opportunity that you have with that business that you’ve been building the last year across.

Kevin S. Blair
CEO, President & Chairman
No. Look, I would tell you, Chris, is the deposit opportunity, we talked about in the past that if you partner with some of these private credit or private equity funds, can you provide ancillary services because we’re competing with them today on capital. And if you don’t want to provide warehouse facilities, is there a way to partner or provide some capital to get the benefit of deposits. We probably have a couple of relationships like that, but I would tell you it’s not material. We are not significant lenders into the private credit, private equity markets.

I know that MDFIs have picked up a lot of commentary in the last couple of weeks. I’ll just remind everyone about 60% of there is in our structured lending division. And that group has a stellar track record for credit performance. We’ve never had a charge-off there. We have no NPLs, no criticized and classified loans and it’s 100% senior secured. So it’s a business that we continue to grow. It’s well structured. It’s well underwritten. And most importantly, they monitor the collateral. So knock on wood, we won’t have events that you’ve seen happen with others across the industry.

Christopher William Marinac
Janney Montgomery Scott LLC, Research Division
Great. Kevin, that’s helpful. So the growth in NBFI really relates back the expansion of that structured group, and that’s much more to do with these balances rise than any other focus?

Kevin S. Blair
CEO, President & Chairman

Exactly, Chris.

And what I would tell you is, remember, when we did our risk-weighted asset optimization exercise, most of those loans, the large majority get preferential risk-weighting treatment at 20%, which shows you how well secured, they are in the strong legal protections and the collateral management that’s behind those assets.

Christopher William Marinac
Janney Montgomery Scott LLC, Research Division

Great. I appreciate that. And I guess it’s safe to presume that your reserves really already kind of capture that growth of that structured business already.

Kevin S. Blair
CEO, President & Chairman

Absolutely.

Operator

This concludes our question-and-answer session. I’d like to turn the conference back over to Mr. Kevin Blair for any closing remarks.

Kevin S. Blair
CEO, President & Chairman

Thank you, Alex. As we wrap up today’s call, I want to thank the entire Synovus team for delivering another exceptional quarter. We are successful because of you. We’re entering the fourth quarter with strong momentum, as evidenced by this quarter’s highlights. Third quarter was yet another quarter of exceeding the Street’s expectations -- we increased our revenue guidance to the high end of the range and lowered our expense guidance to the low end of the range for the year. We have the lowest net charge-offs in almost 3 years, the lowest criticized and classified ratio in 2 years. We also had the highest quarter for core fee income and the highest CET1 levels in our company’s history.

And to add on to that, we had profitability that continues to stand out with an ROA at 1.42 and an ROTCE at almost 18%. And these accomplishments serve as a strong foundation as we prepare to close our strategic merger with Pinnacle Financial Partners. Together, we are creating the nation’s most dynamic regional bank. Fast-growing, service-driven, best-in-class in every way. I also want to recognize the hard work of our merger integration offices, both at Synovus and at Pinnacle. Their dedication and collaboration have been instrumental in ensuring we’re ready to operate as a larger and more capable financial institution.

And let me be clear, this is hard work and is not lost on anyone. Success will be determined by our execution, and it will require a compromise based on a set of common goals and ambitions. Terry and I recognize that this merger will result in changes to both companies but we’re 100% committed to joining together by adopting the best of each. In that regard, here at Synovus, we are already transitioning to the Pinnacle operating model, which means we will deliver through a strong geographic model support local delivery with non-siloed expertise and specialty partnerships, add revenue producers at an accelerated pace and have the entire team incentivized and motivated on delivering top of house growth and risk management goals. Things are moving at a very swift pace.

I’d also like to use this opportunity to extend my congratulations to Pinnacle on their upcoming 25th anniversary. It’s a notable milestone that reflects their decades of success and enduring commitment to service excellence, growth orientation and entrepreneurial spirit, values that will align perfectly with our shared vision. I also want to express my gratitude to our Board of Directors for their invaluable advice and counsel through this transaction. Their guidance has been critical in helping us navigate complex decisions and positioning Synovus for long-term success.

And lastly, I want to thank our clients. Thank you for your continued trust and support. You’re the reason we get out of that every day, and you’re at the center of every decision we are making as we bring these two high-performing organizations together. Terry stated that in his career, he has never seen a more advantaged competitive position than the one we will enjoy post merger. I echo that sentiment, and I’m incredibly confident in the path ahead and I’m completely energized by the opportunity we have to shape the future of regional banking. The best is yet to come.

And with that, Alex, this concludes our third quarter earnings call.

Operator

Thank you all for joining today’s call. You may now disconnect your lines.

Forward-Looking Statements

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction between Synovus Financial Corp.  (“Synovus”) and Pinnacle Financial Partners, Inc. (“Pinnacle”), including future financial and operating results (including the anticipated impact of the proposed transaction on Synovus’ and Pinnacle’s respective earnings and tangible book value), statements related to the expected timing of the completion of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.  You can identify these forward-looking statements through the use of words such as “believes,” “anticipates,” “expects,” “may,” “will,” “assumes,” “should,” “predicts,” “could,” “would,” “intends,” “targets,” “estimates,” “projects,” “plans,” “potential” and other similar words and expressions of the future or otherwise regarding the outlook for Synovus’, Pinnacle’s or combined company’s future businesses and financial performance and/or the performance of the banking industry and economy in general.

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Synovus, Pinnacle or the combined company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, Synovus or Pinnacle and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements.  A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this communication. Many of these factors are beyond Synovus’, Pinnacle’s or the combined company’s ability to control or predict.  These factors include, among others, (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Synovus’ business and to Pinnacle’s business as a result of the announcement and pendency of the proposed transaction, (3) the risk that the integration of Pinnacle’s and Synovus’ respective businesses and operations will be materially delayed or will be more costly or difficult than expected, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the shareholders of Synovus or Pinnacle, (5) the amount of the costs, fees, expenses and charges related to the transaction, (6) the ability by each of Synovus and Pinnacle to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction, (7) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the proposed transaction, (8) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (9) the dilution caused by the issuance of shares of the combined company’s common stock in the transaction, (10) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed transaction, (12) the possibility the combined company is subject to additional regulatory requirements as a result of the proposed transaction or expansion of the combined company’s business operations following the proposed transaction, (13) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Synovus, Pinnacle or the combined company and (14) general competitive, economic, political and market conditions and other factors that may affect future results of Synovus and Pinnacle including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; and capital management activities.  Additional factors which could affect future results of Synovus and Pinnacle can be found in Synovus’ or Pinnacle’s filings with the Securities and Exchange Commission (the “SEC”), including in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and Synovus’ Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and in Pinnacle’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Synovus and Pinnacle do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as otherwise may be required by law.

Important Information About the Merger and Where to Find It

Steel Newco Inc. (“Newco”) filed a registration statement on Form S-4 (File No. 333-289866) with the SEC on August 26, 2025, and an amendment on September 29, 2025, to register the shares of Newco common stock that will be issued to Pinnacle shareholders and Synovus shareholders in connection with the proposed transaction.  The registration statement includes a joint proxy statement of Synovus and Pinnacle that also constitutes a prospectus of Newco.  The registration statement was declared effective on September 30, 2025.  Newco filed a prospectus on September 30, 2025, and Synovus and Pinnacle each filed a definitive proxy statement on September 30, 2025.  Synovus and Pinnacle each commenced mailing of the definitive joint proxy statement/prospectus to their respective shareholders on or about September 30, 2025.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Synovus, Pinnacle or Newco through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Synovus or Pinnacle at:

Synovus Financial Corp.	Pinnacle Financial Partners, Inc.
33 West 14th Street	21 Platform Way South
Columbus, GA 31901	Nashville, TN 37203
Attention: Investor Relations	Attention: Investor Relations
InvestorRelations@Synovus.com (706) 641-6500	Investor.Relations@pnfp.com (615) 743-8219

Before making any voting or investment decision, investors and security holders of Synovus and Pinnacle are urged to read carefully the entire registration statement and definitive joint proxy statement/prospectus, including any amendments thereto, because they contain important information about the proposed transaction.  Free copies of these documents may be obtained as described above.

Participants in Solicitation

Synovus and Pinnacle and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Synovus’ shareholders and Pinnacle’s shareholders in respect of the proposed transaction under the rules of the SEC. Information regarding Synovus’ directors and executive officers is available in Synovus’ proxy statement for its 2025 annual meeting of shareholders, filed with the SEC on March 12, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000018349/000001834925000057/syn-20250312.htm) (the “Synovus 2025 Proxy”), under the headings “Corporate Governance and Board Matters,” “Director Compensation,”  “Proposal 1 Election of Directors,” “Executive Officers,” “Stock Ownership of Directors and Named Executive Officers,” “Executive Compensation,” “Compensation and Human Capital Committee Report,” “Summary Compensation Table,” and “Certain Relationships and Related Transactions,” and in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 21, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000018349/000001834925000049/syn-20241231.htm), and in other documents subsequently filed by Synovus with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Synovus’ securities by Synovus’ directors or executive officers from the amounts described in the Synovus 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Synovus 2025 Proxy and are available at the SEC’s website at www.sec.gov. Information regarding Pinnacle’s directors and executive officers is available in Pinnacle’s proxy statement for its 2025 annual meeting of shareholders, filed with the SEC on March 3, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1115055/000111505525000063/pnfp-20250303.htm) (the “Pinnacle 2025 Proxy”), under the headings “Environmental, Social and Corporate Governance,”  “Proposal 1 Election of Directors,” “Information About Our Executive Officers,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Transactions,” and in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 25, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1115055/000111505525000042/pnfp-20241231.htm), and in other documents subsequently filed by Pinnacle with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Pinnacle’s securities by Pinnacle’s directors or executive officers from the amounts described in the Pinnacle 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Pinnacle 2025 Proxy and are available at the SEC’s website at www.sec.gov.  Additional information regarding the interests of such participants is included in the definitive joint proxy statement/prospectus and will be included in other relevant materials to be filed with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.